Exhibit 7.1

Calculation of ratio of earnings to fixed charges

In accordance with UK GAAP

For the year ended 31 March	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Profit before tax before adjustment for minority interests in	360.9	334.4	323.9	304.9	271.8
consolidated subsidiaries or profits or losses from joint ventures
Less:
Minority interests	1.8	1.6	2.3	1.6	—

	359.1	332.8	321.6	303.3	271.8

Fixed charges
Interest expensed	309.3	277.2	244.7	227.3	211.7
Amortised premiums, discounts and capitalised expenses	0.8	0.5	0.4	0.3	0.3
related to indebtedness
Interest portion in rental expense	6.2	5.3	4.2	3.9	2.9

	316.3	283.0	249.3	231.5	214.9

Total earnings available for payment of fixed charges	675.4	615.8	570.9	534.8	486.7

Ratio of earnings to fixed charges	2.1	2.2	2.3	2.3	2.3

In accordance with US GAAP

For the year ended 31 March	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Profit before tax before adjustment for minority interests in	341.8	401.5	499.1	171.1	264.7
consolidated subsidiaries or profits or losses from joint ventures
Add:
Amortisation of capitalised interest	13.5	11.4	10.5	9.4	8.4
Subtract
Capitalised interest	85.4	61.8	58.4	47.9	44.0
Minority interests	1.8	1.6	2.3	1.6	—

	268.1	349.5	448.9	131.0	229.1

Fixed charges:
Interest expensed and capitalised	309.3	277.2	249.9	227.2	213.1
Amortised premiums, discounts and capitalised expenses	0.8	0.5	0.4	0.3	0.3
related to indebtedness
Interest portion in rental expense	6.2	5.3	4.2	3.9	2.9

	316.3	283.0	254.5	231.4	216.3

Total earnings available for payment of fixed charges	584.4	632.5	703.4	362.4	445.4

Ratio of earnings to fixed charges	1.8	2.2	2.8	1.6	2.1